Prospectus Supplement
(To Prospectus Dated January 28, 1998)



                                2,200,000 Shares

                                    Citicorp

                                  Common Stock


         UBS Securities (Portfolio) LLC (the "Selling Stockholder") is offering up to 2,200,000 shares (the "Shares") of Citicorp's common stock, par value $1.00 per share (the "Common Stock"). Sales of the Shares will be made from time to time by the Selling Stockholder directly, indirectly, through brokers or dealers or in a distribution by one or more underwriters on a firm commitment or on a best efforts basis, or at prevailing prices on the New York Stock Exchange.

         The Shares have been acquired by the Selling Stockholder in connection with a forward equity purchase agreement (the "Forward Agreement") with Citicorp, and are being sold in connection with the termination of the Forward Agreement. All of the Shares are being offered for the account of the Selling Stockholder. Citicorp will not receive any of the proceeds of the offering.

         The Selling Stockholder currently beneficially owns not more than 2,200,000 shares of Common Stock and following completion of this offering is expected not to beneficially hold any Shares.

         The Selling Stockholder and any agents or broker-dealers that participate with the Selling Stockholder in a distribution of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and any commission received by them and any profit received by them from the sale of the Shares by the Selling Stockholder and any commissions received by any such broker-dealers may be regarded as underwriting commissions under the Securities Act. Citicorp has agreed to indemnify the Selling Stockholder against certain liabilities, including liabilities under the Securities Act.

         The Selling Stockholder and its affiliates may acquire, hold or sell additional shares of Common Stock in the course of other business activities. It is anticipated that the Selling Stockholder will sell its shares principally through or to UBS Securities LLC, a registered broker-dealer that is an affiliate of the Selling Stockholder.

         The date of this Prospectus Supplement is May 27, 1998.